November 17, 2015

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Federal-Mogul Holdings Corporation

Form 10-K for the Year Ended December 31, 2014

Filed February 27, 2015

Form 8-K dated February 12, 2015

Form 8-K dated October 28, 2015

File No. 001-34029

Dear Ms. Raminpour:

On behalf of Federal-Mogul Holdings Corporation (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission” or “Staff”) to the Company, dated November 10, 2015, relating to the Company’s above-referenced filings. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Except to the extent otherwise indicated below, we agree with and intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding, to provide the information requested in the comments.

Notes to Consolidated Financial Statements

25. Quarterly Financial Data (Unaudited), page 104

1. In future filings, please revise to clearly describe unusual or infrequently occurring items material to the results of each quarter, such as the goodwill impairment in the fourth quarter of 2014. Please refer to Item 302 (a)(3) of Regulation S-K.

Response:

We agree with the Staff’s comment and will provide a clear description of unusual or infrequently occurring items material to the results of each quarter, such as the goodwill impairment in the fourth quarter of 2014, in future filings.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 106

2. Please amend to include management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year. The evaluation included in the last paragraph concludes that your “disclosure controls and procedures were effective” rather than your internal controls over financial reporting. Please refer to Item 308(a)(3) of Regulation S-K. We further note that you have provided management’s conclusion that your disclose controls and procedures are effective as of December 31, 2014. Please revise to include your assessment of the effectiveness of your disclosure controls and procedures in the previous section on Page 106, “Disclosure Controls and Procedures.”

Response:

We agree with the staff that our assessment of the effectiveness over our disclosure controls and procedures should be included in the section captioned “Disclosure Controls and Procedures” and plan to revise the location of such disclosure in future filings. We also advise the staff that we believe we adhered to the requirements of Item 308(a)(3) of Regulation S-K. Management included its assessment of the effectiveness of our internal controls in ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA on Page 54, under “MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING”. In future filings we propose to cross-reference management’s assessment that is contained in ITEM 8 within ITEM 9A.

3. We note that your independent registered public accounting firm’s report on page 55 opines that management’s assertion of the effectiveness of the Company’s internal control over financial reporting excludes the internal control over financial reporting of the Honeywell brake component business acquired in 2014. However, we note that it does not appear that you identify this exclusion in your assessment on page 106. Please clarify or revise.

Response:

We advise the staff that we have included this disclosure in ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA on Page 54, under “MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING”. In future filings we propose to cross-reference management’s assessment that is contained in ITEM 8 within ITEM 9A.

8-K filed February 12, 2015

4. For your acquisition of the TRW engine components business completed on February 6, 2015, you indicate the financial statements of the acquired business and pro-forma financial information will be filed by amendment to this Form 8-K not later than 71 calendar days. However, it appears that you have not filed these financial statements. Please file an amended Form 8-K to provide these financial statements or tell us why you believe they are not required.

Response:

Upon review, subsequent to the filing of the Form 8-K filed on February 12, 2015, the Company determined that it did not have to file financial statements for the acquired business and pro-forma financial information (“Financial Statements”) under Rule 3-05 of Regulation S-X relating to the acquisition of the TRW engine components business (the “Acquisition”).

In making its determination that the Acquisition was not significant, the Company applied the significance tests outlined in Rule 1-02(w) of Regulation S-X. Per Section 2015.1 of the Securities and Exchange Commission’s Financial Reporting Manual (the “FRM”) “Registrants must measure the significance of an acquired business under S-X 3-05 and S-X 8-04 using three tests, the investment, asset and income significance tests (the “Significance Tests”).

The Company undertook its Significance Tests in accordance with Section 2015.2 of the FRM as follows, “generally, compare the most recent pre-acquisition annual financial statements of the acquired business to the registrant’s pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC…[.]” The Company measured the significance of the Acquisition using the consolidated financial statements included in its Annual Report on Form 10-K for the year ending December 31, 2013, based on which the significance thresholds were not met.

8-K filed October 28, 2015

5. We note that you present certain non-GAAP measures in your third quarter highlights at the beginning of your earnings release, including operational EBITDA and adjusted net income, without providing the most directly comparable GAAP measurement in this section. As required by Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise your presentations and discussions to include, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. In this regard, your net (loss) income should precede non-GAAP measures.

Response:

We agree with the Staff’s comment and plan to provide the most comparable GAAP measure for each non-GAAP measure presented in documents furnished under Item 2.02 of Form 8-K in all future periods. Also, we will present the GAAP measure such that it is of equal or greater prominence to the corresponding non-GAAP measure in all such filings.

Acknowledgments:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on our responses, please contact me at 248-354-7841.

Sincerely,

/s/ Rajesh Shah
Chief Financial Officer Federal-Mogul Holdings Corporation